BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586

Corporate
Communications
Investor Relations

From/Von: **Katrin Salwig/SIR**

Date/Datum: **6.07.2004**

To/An: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549

Fax: **001-202 942 9624**

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir, Madame,

please find as page 2-4 the BERU AG press release:

BERU achieves 15 x 15 goal and improves profitability in a difficult market situation

Your´s sincerely

i.A.

dlw 7/20

Katrin Salwig
Corporate Communications/Investor Relations

BERU

BERU achieves 15 x 15 goal and improves profitability in a difficult market situation

Contents: Results of financial year 2003/04

Target group: Investors, financial press and trade press

Ludwigsburg, July 6, 2004. **BERU Aktiengesellschaft, which for the first time prepared its financial statements according to International Financial Reporting Standards (IFRS) for the 2003-04 financial year (ending March 31, 2004), increased its sales revenues by 16.4% to €354.5 million after €304.5 million in the prior year. The company's EBIT rose by more than 30% to €53.4 million after €41.0 million in 2002-03; its EBIT margin was 15.1%. Earnings per share reached €3.59, or €3.69 before impairment tests (prior year: €3.07). The Executive Board and the Supervisory Board will propose to the Annual Shareholders' Meeting to be held on September 14, 2004 that a dividend of €1.10 per share be distributed (prior year: also €1.10).**

Despite the ongoing weakness of automotive markets in North America and Western Europe in 2003, which seemed to be improving slightly in the spring of 2004, BERU achieved its goal of expanding sales revenues by 15% and achieving an EBIT margin of at least 15%. The source of this expansion was the solid growth by the Diesel Cold-Start Technology division, growth by Ignition Technology partially due to the acquisition of Eyquem, high growth rates in the newest division of Electronics and Sensor Technology, and the successful introduction of new products and technologies.

Strong start for new products: Electronics and Sensor Technology on the up

BERU's youngest division of Electronics and Sensor Technology continued along its growth path and contributed €86.4 million to the Group's total sales revenues after €60.1 million in the prior year. Sales revenues by the Tire-Pressure Monitoring Systems unit expanded by more than 50% from €20.5 million to €30.8 million with positive effects from new launches by VW and Audi. At the same time, there was also an increase in the number of vehicles owners deciding on this safety and convenience system as additional equipment. The second key revenue driver was the product group of PTC Auxiliary Heating Systems, which achieved sales revenues of more than €10 million following the system's inclusion in the new Golf V and Ford C platforms.

The division of Ignition Technology (for gasoline engines) succeeded in increasing its sales revenues by 18.5% to €105.5 million after €89.1 million in the prior year, although the number of registrations of new cars with gasoline engines fell in Europe by 7%. While sales of connectors decreased, unit sales of spark plugs and ignition coils expanded.

Additional new order for ISS

In the division of Diesel Cold-Start Technology, sales revenues climbed by 4.7% from €155.3 million to €162.6 million. Original equipment sales for passenger cars actually increased at a higher rate. BERU profited

from the introduction of the ISS diesel quick-start system in the new Golf platform, new orders from the French manufacturers and the commencement of launches in North America, where ISS systems have been supplied to General Motors and Isuzu since the beginning of the year. Meanwhile, all German automobile manufacturers make use of BERU technology. The Company recently received an order to supply components for the new Mercedes-Benz four-cylinder diesel engine. The business with quick-start systems is to be significantly expanded again in 2004/05.

Electronics and Sensor Technology cause rise in material expenses in relation to sales revenues

The main cause of the increase in material expenses as a percentage of sales revenues was the high rate of growth of Electronics and Sensor Technology. The increasing demand for electronic components with the product groups PTC, ISS and TSS, usually with a high material content, meant that material expenses increased at a rate of 26.7% to €130.2 million (prior year: €102.8 million) – a higher rate than for sales revenues. The changed product mix, due for example to the increased output of ignition coils, but also to the inclusion of BERU Eyquem in the consolidated group, were additional causes of the disproportionately high increase in material costs. Another factor was the increase in the costs of raw materials and rising prices for electronic components. BERU is attempting to counteract this development with long-term contracts and purchasing conditions with suppliers and with price increases on the sales side. The gross margin was 63.3% (prior year: 66.2%). Other operating expenses (consisting of miscellaneous operating expenses, administrative expenses and selling expenses) remained stable in absolute terms at €57.0 (prior year: €57.1 million). Their proportion of sales revenues was reduced significantly from 18.8% to 16.1%.

EBIT grows by 30%: impacted by impairment test

In 2002/03, operating profit according to German accounting regulations (HGB) was boosted by share-price and currency gains totaling €4.9 million and gains on the disposal of shares held in several U.S. companies of €3.8 million. According to IFRS, the contribution to that year's operating profit from capital gains on the disposal of shares amounted to €1.6 million. BERU had no exceptional income of this kind in 2003/04.

Nevertheless, BERU succeeded in raising EBIT (earnings before interest and taxes) according to IFRS, adjusted for the €1.6 million disposal gain in the prior year, at a higher rate than sales revenues by 30.2% to €53.4 million (prior year: €41.0 million), and thus improved the quality of its earnings. The EBIT margin was 15.1%. Impairment tests carried out in accordance with IFRS on the value of the individual segments of the BERU Group resulted in an impairment charge of €1.5 million being recognized for the General Industry segment, with a consequential impact on operating profit (EBIT) and all subsequent measures of pre-tax earnings. Before the write-down due to the impairment tests, EBIT amounted to €54.9 million, equivalent to an EBIT margin of 15.5%. Operating profit, which includes the disposal gain in the prior year of

€1.6 million, increased by 25.4% from €42.6 million to €53.4 million.

Interest income and income from investments fell in a situation of ongoing low interest rates by 8.8% to €3.1 million (prior year: €3.4 million). Before taxes, the Group earned 22.8% more and achieved earnings from ordinary business operations of €56.5 million (prior year: €46.0 million), or €58.0 million before the charge from the impairment tests. The return on sales before taxes was 15.9% (prior year: 15.1%), and was 16.4% before the impairment tests.

Net income rises despite high tax burden

The Group's effective income-tax rate of 33.6% was 0.9 percentage points lower than in the prior year (34.5%). The tax deductibility of one seventh of the dividend distribution was abolished by the German tax authorities and thus no longer applied in the year under review. However, there were positive effects from effective tax rates at some subsidiaries that were lower than the average for the group. The increase in other taxes is primarily due to the so-called taxe professionelle to be paid by BERU Eyquem SAS in France, which is independent of earnings and is a kind of levy on capital. The Group's overall tax rate thus increased to 35.9% (prior year: 35.0%). After-tax earnings increased by 21.3%, and net income reached a new record level of €35.9 million (prior year: €30.6 million). If the impairment charge, which has no effect on cash flow, is left out of the equation, net income increased to €37.0 million.

Earnings per share up 17%

Earnings per share, calculated for the first time according to IFRS, reached €3.59, exceeding the prior year's figure by 16.9% (prior year: €3.07). Before the impairment test, earnings per share were €3.69.

Constant dividend distribution

The Executive Board and the Supervisory Board will propose to the Annual Shareholders' Meeting to be held on September 14, 2004 that the dividend be held constant at €1.10 per share (prior year: €1.10).

High investment in future growth

In order to extend BERU's market lead in the field of diesel cold-start technology, to strengthen its position in the field of electronics, and to introduce new technology in the spark-plug production at BERU Eyquem such as the space-saving 12 millimeter spark plug, the Group invested €35.6 million in property, plant and equipment (prior year: €30.4 million). At BERU Eyquem, the Group invested €6.5 million in new production facilities and manufacturing technology. Despite the high level of investment in the future, the free cash flow from operating activities amounted to €24.7 million.

Breakthrough with intelligent glow plug PSG

With the development of the intelligent pressure-sensor glow plug (PSG), the Group took another quantum leap in diesel technology just a few days ago. BERU has combined the glow plug, which has a unique position as a carrier in the middle of the combustion chamber, with a pressure-sensor function. In collaboration with Texas Instruments, BERU has

implemented the integration of a piezo-resistive pressure sensor in a glow plug. After the cold start of a diesel engine, when the engine has reached its operating temperature the intelligent pressure-sensitive glow plug makes a crucial contribution to reducing emissions with the goal of making the expensive after-treatment of exhaust gases largely superfluous. The PSG (Pressure Sensor Glow Plug) technology is now to be prepared for mass production as quickly as possible. BERU has already received its first major order from a European automobile manufacturer.

Sales revenues and earnings to continue rising: goal of 10x10
BERU is faced with continuing intense competition and a situation of aggressive price pressure. "New product launches, our strong product pipeline and the increasing trend towards diesel engines due to rising fuel prices worldwide should enable us to increase our sales revenues and operating profits in the current 2004/05 financial year", stated Marco von Maltzan, Chairman of the Executive Board of BERU AG. Based on the assumption of moderate growth in the European and Asian vehicle markets, the Group plans to increase its sales revenues by at least 10%. Management has also set itself the goal of boosting its operating profit by the same rate, adjusted for exceptional expenses and income.

Key figures (according to IFRS)

€ million	2003/04	2002/03
Sales revenues	**354.5**	**304.5**
Investments in property, plant and equipment	35.6	30.4
Depreciation and amortization	-27.0	-26.7
Material expenses	-130.2	-102.8
Personnel expenses	-102.6	-87.2
Other operating expenses	-57.0	-57.1
Operating profit	**53.4**	**42.6**
Financial income	3.1	3.4
Earnings before taxes	**56.5**	**46.0**
Taxes on income	-18.4	-15.7
Net income	**35.9**	**30.6**
Earnings per share (€)	3.59	3.07
Share of sales revenues outside Germany	64.7%	58.6%
Dividend proposal (€)	1.10	1.10
Number of employees (at March 31)	2,694	2,173

Additional information is available from:
BERU AG
Corporate Communications & Investor Relations
Stephan Haas
Tel.: +49 (0)7141 / 132-246
E-mail: corporate.communications@beru.de